UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TriNet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number)

David L. Caplan
Partner & General Counsel
Atairos Management, L.P.
620 Fifth Avenue
New York, NY 10020
(646) 690-5220

With a Copy to:

Anthony F. Vernace
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-7136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
AGI-T, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
A-T Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
Atairos Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
Atairos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
Atairos Partners GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,450,259 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,450,259

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,450,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
A-A SMA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,758,947 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,758,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,758,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
A-A SMA GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,758,947 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,758,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,758,947

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

1	NAMES OF REPORTING PERSONS
Michael J. Angelakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,475,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,475,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,475,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Voting power subject to the limitations under Amendment No. 1 to Stockholder Agreement. See Item 4.
(2) Based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, as disclosed in the Annual Report on Form 10-K filed by the Issuer on February 15, 2023.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 13, 2017, as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2019 and Amendment No. 2 to the Schedule 13D filed on March 9, 2020 (as so amended, this “Schedule 13D”) relating to the common stock, par value $0.000025 per share (the “Common Stock”), of TriNet Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 13, 2023, TriNet Group, Inc. and AGI-T, L.P. (together with its affiliates, “Atairos”) entered into Amendment No. 1 to the Stockholder Agreement, dated as of December 21, 2016 (“Amendment No. 1”).  Pursuant to Amendment No. 1, Atairos agreed, subject to certain exceptions, that it will not acquire any securities of the Company if, immediately after such acquisition, Atairos and its affiliates would beneficially own in the aggregate 39.9% or more of the Company’s outstanding common stock, which represents an increase from the 33% cap reflected in the Stockholder Agreement.  In addition, Amendment No. 1 obligates Atairos to vote any shares in excess of the 39.9% cap proportionately with the votes cast by all other stockholders.  The foregoing description of Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 1, which is filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 15, 2023 (the “Company Form 10-K”) and filed as an exhibit to this Amendment No. 3.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby supplemented as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 21,475,439 shares of Common Stock.  Such amount includes 25,180 shares of Common Stock received by Mr. Angelakis in his capacity as a director of the Issuer, over which the Reporting Persons may be deemed to have beneficial ownership.  Beneficial ownership reported herein does not include an additional 2,099 restricted stock units held by Mr. Angelakis which are not scheduled to vest within 60 days of the date hereof. Such number of shares of Common Stock represent 35.8% of the shares of Common Stock outstanding based on 59,984,137 shares of Common Stock outstanding as of February 8, 2023, which number the Company reported in the Company Form 10-K.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein. The voting power limitations under Item 4 of this Amendment No 1 are incorporated herein by reference.

(c) No Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A to Amendment No. 1, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosures under Item 4 of this Schedule 13D are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7: Amendment No. 1 to Stockholder Agreement, dated as of February 13, 2023, amending the Stockholder Agreement, dated as of December 21, 2016 (the “Stockholder Agreement”), by and between TriNet Group, Inc. and AGI-T, L.P. (incorporated herein by reference to Exhibit 10.22, to the Company’s Annual Report on Form 10-K for the period ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on February 15, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

AGI-T, L.P.
By:	A-T HOLDINGS GP, LLC, its general partner
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

A-T HOLDINGS GP, LLC
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

ATAIROS PARTNERS, L.P.
By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President

[Signature Page to Schedule 13D/A – TriNet Group, Inc.]

A-A SMA, L.P.
By:	A-A SMA GP, LLC, its general partner
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

A-A SMA GP, LLC
By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name:	David L. Caplan
Title:	Vice President and General Counsel

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis
Name:	Michael J. Angelakis

[Signature Page to Schedule 13D/A – TriNet Group, Inc.]